ANNUAL REPORT

6d bytes inc. dba Blendid
440 N Wolfe RD M/S 215
Sunnyvale, CA 94085
(415) 651-3467

www.blendid.com



In this report, the term "Blendid," "we," "us," "our," or "the company" refers to 6d bytes inc. dba Blendid. On December 30, 2024, the shares of securities sold under Regulation CF were converted into shares of Common Stock. This report describes those securities on a post-conversion basis. See, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Subsequent Events" for additional details.

The company, having offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended October 31, 2024. A copy of this report may be found on the company's website at www.blendid.com/annualreports.

THE COMPANY'S BUSINESS

Overview

6d bytes inc. dba Blendid was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. The Company builds robotic and artificial intelligence-enabled food automation solutions. The Company's first product, a fully autonomous robotic kiosk called Blendid®, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health club. We operate both branded food service locations and license our robotic solutions to other foodservice operators.

Principal Products and Services

Blendid launched its first product - an 8'x8' autonomous, contactless robotic kiosk (the "Blendid Kiosk") that prepares and serves smoothies in colleges in 2019. Blendid Kiosk uses robotics, machine vision, and artificial intelligence with the goal of preparing and serving fresh and delicious smoothies. Blendid's smoothies are customized and made-to-order based on an individual's taste and nutrition preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods. As a result of COVID-19 and the resulting shutdown of college campuses where our kiosks were located, the company pivoted its target segment away from colleges to supermarkets and launched a Blendid Kiosk at Walmart in Fremont in October 2020. Subsequently, the Company deployed its Blendid Kiosks in shopping mall, corporate, health club, and college environments.

For the consumer, Blendid Kiosk experience goes like this:

1. Order at the kiosk on a tablet or ahead of time on a mobile app.
2. Select and customize the ingredients for the order.
3. Receive the pickup notification when the order is ready.
4. Retrieve the order, which is stored inside the kiosk after being prepared.

We aim that all ingredients are either refrigerated or flash frozen to maintain freshness and optimal taste. We use real fruits, vegetables, and other nutrient-rich ingredients.

The Company's customers would typically purchase the kiosk hardware and pay Blendid a portion of the drink sales as a service fee. In February 2023, the Company introduced a new option for customers to acquire Blendid Kiosk for their food service operations called Robot-as-a-Service (the "RAAS"). Under this arrangement, we receive revenue by renting our current kiosks, including both hardware and software, to customers on a monthly or annual basis. The Company recognizes revenue as it is earned over the rental period rather than upon delivery of the kiosk. We have deployed our kiosks under this model in multiple locations including two Bay Club locations in Northern California, multiple college campuses in California, and corporate facilities. RAAS has become our primary source of revenue since its introduction.

The Company also receives revenue from the sale of blended drinks sold through the kiosk operated by us.

Current Stage

We are currently in the scaling up phase of our first product that prepares and serves smoothies. Blendid Kiosk uses robotics, machine vision, and artificial intelligence with the goal of preparing and serving fresh and delicious smoothies. Blendid's smoothies are customized and made-to-order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

Our vision algorithms learn and adapt to recognize ingredients, recipes, and levels. The continuous calibration of these algorithms aims to eliminate errors even across diverse operating environments. The Company's AI engine also continuously learns and adapts to consumer preferences such that repeat customers experience a streamlined ordering process for their favorite blended ingredients. Further, our Restaurant Management System (the "RMS™") provides a full suite of provisioning, monitoring, and analytics tools to manage and operate kiosks remotely.

Company also has an intent to use its current food automation platform to expand into automation of other cuisines including soups, salads, bowls, sandwiches and other on-the-go food formats and cuisines.

Market and Strategy

Our strategy is to deploy our kiosks in various commercial locations where there is a demand for made-to-order on-the-go food.

Our target venues include a wide range of food service locations, including:
- Supermarkets
- Colleges
- Hospitals
- Corporate offices
- Travel stops
- Health clubs
- Airports
- Shopping malls

The Company works with contract manufacturers to manufacture various components and the overall kiosk structure. We expect to invest in scaling up our manufacturing and field service capability to support the current and anticipated demand in various geographies in the United States in 2025 and beyond.

Our value proposition for customers involves lowering costs while providing a superior guest experience and extended hours of food service. Computer vision and AI are at the heart of Blendid kiosks (foodOS) that ensure that the robot is able to multi-task and automate food prep in busy locations eliminating the need for multiple people in the process. We believe that the use of robotics and AI technology minimizes costs by streamlining the labor-intensive preparation of food. Furthermore, Blendid Kiosks aim to have a much lower labor need to service and restock than would be needed to prepare food in a traditional food service venue. We believe that in the post-COVID economy, automation and contactless experience will play a key role in addressing challenges faced by food service operators, the challenges that we address with our products.

Regulation

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety and zoning codes. California and other states and local jurisdictions have enacted laws, rules, regulations and ordinances which may apply to the operation of our kiosks, including those which:

- establish general standards, specifications and requirements for the construction, design and maintenance of the premises;

- regulate matters affecting the health, safety and welfare of our customers, such as general health and sanitation requirements for restaurants; employee practices concerning the storage, handling, cooking and preparation of food; special health, food service and licensing requirements; restrictions on smoking; exposure to tobacco smoke or other carcinogens or reproductive toxicants and saccharin; availability of and requirements for public accommodations, including restrooms;

- set standards pertaining to employee health and safety and mandatory health insurance;

- set standards and requirements for fire safety and general emergency preparedness;

- regulate the proper use, storage and disposal of waste, insecticides and other hazardous materials;

- establish general requirements or restrictions on advertising containing false or misleading claims, or health and nutrient claims on menus or otherwise, such as "low calorie", "healthy" or "organic";

- establish requirements concerning withholdings and employee reporting of taxes on tips;

- regulate the amount or type of ingredients in food and beverages; and

- regulate or ban the use of particular packaging materials.

Competition

We currently compete most directly with regional smoothie stores, most of which are franchises of other smoothie brands, including Jamba, Smoothie King, Tropical Smoothie Café, and others. We will compete against these franchisors in two respects. First, we will need to compete to obtain customers who will rent our kiosks for use in their business instead of becoming a franchisee of our competitors. We will also compete on the basis of selling smoothies made by our kiosks rather than through one of their franchises.

Additionally, we face increasing competition from specialty juice bars and stores, which focus on made-to-order juices, juice blends, cold-press juices and fasting/cleansing packages. Many of these brands have cold-press direct-to-consumer capabilities that multiply the geographic reaches of their stores.

Further, the rising popularity of convenient and fresh food items has resulted in increased competition from non-smoothie retailers as they have increased their offerings of smoothies and other juice-related products. As we expand our food offerings, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

If we expand our product offerings to automate other cuisines, we would place ourselves into direct competition with other quick serve food concepts with well established businesses.

Lastly, we compete with other startups that are attempting to automate food & beverage prep for the quick-service restaurant industry.

Employees

The Company has 14 US-based employees, all of whom are full-time employees. The Company also leverages its offshore development capabilities.

Seasonality

Our business is subject to day-to-day volatility based on weather and varies by season and the region in Company operated location. In the Company operated location and locations operated by our customers, a significant portion of the sales are realized during the second and third quarters of the calendar year, which include the summer months. The fourth quarter of the calendar year, which encompasses the winter months and the holiday season, has traditionally been the lowest sales quarter except in venues that see increased foot traffic during holiday shopping period such as shopping malls and supermarkets. These sales will likely continue to be subject to seasonal patterns for the foreseeable future. Given the majority of Company's own revenue is derived from its RAAS model, we are less dependent on such seasonal fluctuations other than in the Company operated location. Given the early nature of our RAAS model, it is hard to predict how these seasonal patterns will affect our long-term revenue.

Intellectual Property

The Company's intellectual property is protected by 15 patents that have been granted by the USPTO and multiple patents that are in-process including international patents. In addition, we have 3 trademarks that encapsulate our software innovations. The company's ChefOS® allows chefs to create new recipes using an AI-assisted engine to guide them while dynamically computing the nutritional profile of those recipes. Our foodOS® uses AI and machine vision algorithms to learn and adapt to recognize ingredients, recipes, placement and pour levels, and orchestrate the food preparation in a multi-tasking environment. The continuous calibration of these algorithms ensure that errors are minimized even across diverse operating environments. Our RMS™ (Restaurant Management System) allows for cloud-driven, real-time control, monitoring and management of Blendid kiosks without needing any staff at the kiosks.

Litigation

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 ($15,750 rent and $250 of internet) thereafter. The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion into the Company's Series C Preferred Stock ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000. As of May 1, 2024, the Company negotiated to decrease the monthly base rent from $15,340 to $13,000. The Company would pay 50% in cash ($6,500) and 50% would accrue as a potential equity conversion. As of October 31, 2024, the Company has accrued $118,670 as an equity accrual for rent.

DIRECTORS AND EXECUTIVE OFFICERS

The company's executive officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate Hours Per Week (if part-time) / full-time
Executive Officers				
Vipin Jain	Founder and Chief Executive Officer	54	November 2015	full time
Venkateswaran Ayalur	Founder and Chief Technology Officer	54	November 2015	full time
Directors				
Vipin Jain	Director	54	November 2015	
Venkateswaran Ayalur	Director	54	November 2015	
Eric Benhamou	Director	69	June 2017	
Vik Mehta	Director	52	May 2023	

Vipin Jain – Founder, Chief Executive Officer and Director
Mr. Jain has been serving the company as Founder, Chief Executive Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Jain has founded multiple companies and has held senior management positions at Barnes & Noble and Extreme Networks.

Venkateswaran Ayalur – Chief Technology Officer and Director
Mr. Ayalur has been serving as Founder, Chief Technology Officer and Director of the company since its inception in November 2015. Prior to Blendid, Mr. Ayalur has developed multiple technology products including Barnes & Noble NOOK and Motorola phones and has held management positions at Barnes & Noble and Motorola.

Eric Benhamou – Director
Mr. Benhamou is the founder of Benhamou Global Ventures, a Silicon Valley-based venture capital firm, where he has served as Managing Partner since January 2003. He currently serves on the boards of several publicly traded companies including Grid Dynamics (GDYN). He also currently serves on the boards of privately held companies Secret Double Octopus, Virtana and Evinced. He has also served as chairman and CEO of 3Com from 1990 to 2010 and Palm from 1995 to 2010. He has served on the boards of several other publicly traded companies, including Cypress Semiconductor Corporation, Netscape and Legato. He continues to serve as chairman of the board of the Israel Venture Network, a non-profit philanthropic organization which he founded in June 2001.

Vik Mehta – Director
Vik is a partner and portfolio manager at J. Goldman & Co since 2006. He manages a growth-oriented team, where his primary areas of focus include internet-based investments, including companies in media, commerce, smartphones, payments and software. Outside of the U.S., Vik's team looks at investments in China, India and Latin America. Vik joined the Firm in September 2002 and became a Partner in 2006. Prior to joining the Firm, Vik was an Analyst at Digital Century Capital from May 2001- August 2002, a Vice-President at Goldman Sachs from February 1996- April 2001 and a Technology Analyst at Accenture from July 1994-February 1996. Vik received a B.A. in Mechanical Engineering from the Massachusetts Institute of Technology.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended October 31, 2024, the Company had two executive officers who were compensated as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation	Total compensation ($)(2)
Vipin Jain	CEO	$ 60,000		(1)	$ 60,000
Venkateswaran Ayalur	CTO	$ 60,000		(1)	$ 60,000

(1) Vipin Jain and Venkateswaran Ayalur each received 1,200,000 stock options granted on July 24, 2023, under the company's 2015 Equity Incentive Plan. The stock options have an exercise price of $0.22 and are subject to vesting quarterly over four years with no cliff, vest immediately upon change of control and expire 10 years from the date of grant. 600,000 of each of their options have a provision whereby vesting will accelerate in full upon the Company's achievement of substantive positive EBITDA for a period determined by the Board in its discretion.

(2) Does not reflect the value of the options.

For the fiscal year ended October 31, 2024, the Company did not pay its directors for their service. There were 4 directors in this group.

Employment Agreements

Messrs. Jain and Ayalur each have an employment agreement with the Company, dated June 2017. Under the terms of these agreements, they each started with a salary of $150,000 to be increased at the discretion of the board of directors upon completion of the Company's next equity financing raising gross proceeds in excess of $5,000,000. The agreements also provide standard terms for benefits, and include an employee confidential information and inventions assignment agreement.

Upon the close of the Series A Financing, the salaries of Messrs. Jain and Ayalur were increased to $200,000 and $190,000 respectively, effective July 1, 2019.

Subsequently, the founders voluntarily agreed to reduce their salaries to help decrease cash burn and work toward achieving the Company goals. As of May 1, 2023, the salaries of Messrs. Jain and Ayalur were decreased to $60,000 per annum to help decrease cash burn and work toward achieving the Company goals.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the last two fiscal years, including any currently proposed transaction, we engaged in the following related party transactions:

Messrs. Jain and Ayalur each purchased a Promissory Note from the company for total consideration of $85,567 with an annual interest rate of 6%, as well as partially deferred compensation. On May 18, 2023, the Company closed a Series C financing from accredited investors. As part of this closing, these notes payable for a total of $85,567 and interest of $35,509, as well as deferred compensation to Messrs. Jain and Ayalur of $177,349 was converted into 202,472 shares of Series C Preferred Stock.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

We are an early stage company and have not yet generated profits. The company, which was incorporated in Delaware in November 2015, has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares in the foreseeable future.

Our financial statements were prepared on a "going concern" basis. Our financial statements were prepared on a "going concern" basis. The company began operation in 2015 and the company's ability to continue is dependent upon management's plan to raise additional funds, which indicates there may be substantial doubt about the company's ability to continue as a going concern. Our net loss for the fiscal year ended October 31, 2024 was $2,096,761 compared to $3,323,778 for the fiscal year ended October 31, 2023. As at October 31, 2024, we had an accumulated deficit of $27,864,627. As discussed in greater detail in "Management's Discussion and Analysis – Liquidity and Capital Resources," we will need to raise significant amounts of funds in order to manufacture, market and distribute our robotic kiosks and licensing agreements. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins. We compete with many well-established companies, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall consumer experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day-parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day-parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fast-food restaurants, delicatessens, cafés, take-out food service companies, supermarkets and convenience stores. Our competitors change with each of the four day-parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors, or potential competitors, have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins.

Our revenue will be subject to volatility based on weather and varies by season and our operational results may be subject to unusual weather conditions. We anticipate that seasonal factors will cause some of our revenue to fluctuate seasonally. Based on agreements with licensees, we receive and anticipate receiving from the sale of products produced by our kiosks and other food automation solutions. For example, in case of smoothie kiosks, much of our direct and licensed revenue will come from the sale of smoothies, demand for which will typically be lower during the winter months and the holiday season, and during periods of inclement weather (because fewer people choose cold beverages) and higher during the spring, summer and fall months (for the opposite reason). Unusual weather conditions, which may or may not result from climate change or other changes in global meteorological conditions, may add to this volatility. Unusual weather conditions may also have an adverse impact on agriculture, result in increased ingredients and raw materials costs, and adversely affect our results of operations.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel. Our future success largely depends upon the continued services of our Chief Executive Officer, Co-Founder and Director Vipin Jain, and our Co-Founder, Chief Technology Officer and Director Venkateswaran Ayalur. If one or more of our executive officers becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including engineering, manufacturing, technology systems integration specialists and other partners we may rely on for developing, marketing, selling, supporting and stocking our kiosks. Quality and timeliness of parts needed to build our kiosks is crucial in scaling up our business. We are also dependent on suppliers to stock our kiosks with fresh fruit, produce and other ingredients that meet the qualities needed for our smoothies. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could in turn cause us reputational harm. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our financial results depend upon the operating results of our licensees. Our business model includes the sale of kiosks and other food automation solutions, and licenses to licensees who will then pay licensing fees. We anticipate receiving a small portion of our revenues in the form of service fees and other licensee revenues, which are generally based on a percentage of sales at licensee-operated stores, a flat fee or combination therefore, see "The Company's Business – Principal Products and Services." Accordingly, our financial results to some extent are dependent upon the operational and financial success of our licensees. If sales trends or economic conditions worsen for our licensees, their financial results may deteriorate and our licensing fees or service fees, as applicable under our agreements, and other revenues may decline and our accounts receivable from licensees and related allowance for doubtful accounts for our licensees may increase.

Our business model may be deemed to be a franchise, and our licensees to be franchisees, which could have a material adverse impact on our business and financial condition. We believe our business model uses licensing agreements in a way that does not implicate federal or state franchise laws. In the event the Federal Trade Commission ("FTC") or a state regulator deems our business to be a franchisor and has failed to comply with federal and state franchise disclosure and registration requirements, we may be subject to civil actions by the FTC, private rights of action under state franchise laws or state unfair trade and practices laws, and potential criminal penalties. In addition to reputational harm, such actions could result in liabilities that could require us to change our business model and could have a materially adverse impact on our results of operations and financial condition.

Fluctuations in various food and supply costs, particularly produce and dairy, could adversely affect our operating results. Supplies and prices of the various products that we use to prepare our offerings can be affected by a variety of factors, such as weather, seasonal fluctuations, labor shortage, demand, politics and economics in the producing countries. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect our revenue and profits. In addition, the prices of fruit, dairy and other food ingredients, which are the main products in our offerings, can be highly volatile.

The quality of produce we seek tends to trade on a negotiated basis, depending on supply and demand at the time of the purchase. An increase in pricing of any produce that we use in our products could have a significant adverse effect on our profitability. In addition, higher diesel and gasoline prices may affect our supply or transportation costs and may affect our profitability. Declines in sales may also adversely affect our business to the extent we have long-term purchase commitments in excess of our needs.

Higher interest rates have impacted the Company's borrowing costs as we use capital financing from banks and leasing companies with our RAAS model. See *Management's Discussion and Analysis of Financial Condition and Results of Operations– Indebtedness* (below). We expect our margins to improve over time provided interest rates stabilize.

Our long-term success is dependent upon our ability to design and achieve market acceptance of our robotic kiosks. Our long-term success is dependent on market acceptance of our robotic kiosks and other food automation solutions. There is no guarantee that the general public in the long-term will successfully accept this new technology in the Quick Service Restaurant (QSR) services industry. Additionally, there can be no assurance that we will be able to develop other automated foods that will meet the expectations of our customers. To the extent that we are not able to introduce highly desirable food automation solutions, our future sales could be harmed and investors may lose confidence in us. As technologies change in the future for robotic systems in general and food robotics components specifically, we will be expected to upgrade or adapt our automation solutions and introduce new products or upgrades in order to continue to provide customers with the latest technology and meet customer expectations.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our customer experience. We believe that our brand image and brand awareness is vital to the success of our business, and particularly in building a consumer products growth platform under the Blendid brand. Our brand building initiatives involve entering into licensing arrangements to increase awareness of our brands and create and maintain brand loyalty. Our licensees are often authorized to use our logos and provide branded beverages, food and other products directly to customers. We provide training and support to, and monitor the operations of, these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe customers expect the same quality of products and service from our licensees as they do from us. Any shortcoming of one of our business partners, particularly an issue affecting the quality of the service experience or the safety of beverages or food, may be attributed by customers to us, thus damaging our reputation and brand value and potentially affecting our results of operations. If our brand building initiatives are unsuccessful, or if business incidents occur that erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy. Further, our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the healthy fast-food market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the products our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our products in order to dispose of slow moving inventory or dispose of them altogether, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability. Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their smoothies from other retailers such as restaurants with traditional kitchens. We also need to attract customers who might not ordinarily purchase smoothies but will change their purchasing habits in favor of our products, our packaging and the experience we offer.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges. We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf-life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of ordering ingredients and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of distributors in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding distributors' promotional initiatives or the success of their efforts.

A worsening of economic conditions or a decrease in consumer spending may substantially decrease our revenues and may adversely impact our ability to implement our business strategy. To a significant extent, our success depends on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. While economic conditions have been improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Higher interest rates have impacted the Company's borrowing costs as we use capital financing from banks and leasing companies with our RAAS model. See *Management's Discussion and Analysis of Financial Condition and Results of Operations– Indebtedness* (below). We expect our margins to improve over time provided interest rates stabilize. Accordingly, we may experience declines in revenue during economic turmoil or during periods of uncertainty. Any material declines in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on our revenue, results of operations, business and financial condition.

Governmental regulation, including our need to obtain food and other licenses, may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results. We, and our licensees, are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We, and our licensees, may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. If we cannot obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

Our operations are also subject to the U.S. Fair Labor Standards Act and National Labor Relations Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In recent years, there has been an increased legislative, regulatory, and consumer focus on nutrition and advertising practices in the food industry. Establishments operating in the quick-service and fast-casual segments have been a particular focus, and compliance with additional regulations can become costly and affect our operating results.

Risks Concerning Intellectual Property and Cybersecurity

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted. Our success depends in large part on our technology and brand image. We believe our company's technology, brand name, logo, domain name, trademarks, patents, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, patent, trade and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our market, product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our trademarks and patents could prevent us from enforcing them. Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents or trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) or trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) or trademark(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business. We and the businesses that purchase our kiosks rely on our technology and network infrastructure across our operations, including point-of-sale processing at our kiosks. Our operations, and those of the businesses that operate our kiosks (our licensees), depend upon our ability to protect our technology, equipment and systems needed to operate our AI and related robotic functions against damage from telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our licensees to litigation or to actions by regulatory authorities.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our licensee's operations, cause delays or interruptions to our ability to operate, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records, or cause other disruptions in our operations, including spoilage. These breaches may result from human errors, equipment failure, fraud or malice on the part of employees or third parties.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

If we or the businesses that operate our kiosks are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage. In connection with credit and debit card sales, we and our licensees transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our licensees' security measures and those of our and our licensees' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our licensees' operations. Any security breach could expose us and our licensees to risks of data loss and liability and could seriously disrupt our and our licensees' operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

Risks Related to the Company's Securities

Holders of our securities originally sold in our Regulation Crowdfunding offerings have limited ability to impact or otherwise influence corporate decisions of the Company. Some of the holders of the Company's Common Stock who acquired their shares through the Company's previous Regulation Crowdfunding offerings have granted an irrevocable proxy, which grants their vote to our CEO, see *Description of Capital Stock – Common Stock – Voting Rights and Proxy* below. Further, the company is controlled by its executive officers and directors who as a group own the majority of securities. Effectively, under the company's Amended and Restated Certification of Incorporation (the "A&R COI"), Messrs. Jain, Ayalur and Dodd are entitled to elect two directors to the board of directors voting separately as a single class (the "Common Directors"). Further, currently under the company's Amended and Restated Voting Agreement, one of those directors will be the company's CEO. See, *Description of Capital Stock – Preferred Stock – Voting* for additional details.

The company's A&R COI contains certain "Preferred Stock Protective Provisions" that require the company to obtain the written consent or affirmative vote of the majority of outstanding shares of Series 1 Preferred Stock separately as a single class in order to engage in certain corporate actions, including liquidate, dissolve or wind-up the company's business and affairs, amend the company's A&R COI, create or authorize additional classes of stock with rights on par with or senior to the Preferred Stock, increase the authorized number of shares of Common Stock or Preferred Stock, or declare dividends.

Finally, certain holders of our stock are subject to a drag-along provision such that if holders of the majority of the outstanding shares of the company's Series 1 Preferred Stock, and the majority of Common Stock held by the Key Holders vote in favor of certain transactions that have been approved by the Board of Directors, all such holders will still be required to participate in the transaction (or series of transactions), effectively reducing the number of holders that need to approve such transactions in order for it to occur. These rights apply to shares sold through our Crowdfunding offerings, therefore holders who previously held Preferred Stock, will be forced to sell your stock in that transaction regardless of whether you believe the transaction is the best or highest value for your shares, and regardless of whether you believe the transaction is in your best interests.

For details, see "Description of Securities" and the sections entitled, "Drag Along Rights" and "Amended and Restated Investor Rights Agreement."

Certain holders of our Preferred Stock have access to more information about the Company than other stockholders. Certain holders of our Preferred Stock have access to information about the company that is not made available to the company's other stockholders pursuant to the company's Investor Rights Agreement. In addition to receiving quarterly unaudited financial statements, these holders are entitled to observe board meetings and will have access to certain materials made available to the board in connection with those meetings. For more information, see "Description of Capital Stock – Amended and Restated Investor Rights Agreement – Information and Observer Rights."

Our assets are subject to a first security interest held by Silicon Valley Bank. On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The Company shall repay the principal of each hardware advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the prime rate as published in the *Wall Street Journal* plus .75% for the prime rate margin. The interest is payable monthly on the first calendar day of each month (the "Payment Date") and becomes due and payable in full on the 24th Payment Date. In the event of a default, Silicon Valley Bank has a first priority interest in substantially all of the Company's assets. If that should occur, Silicon Valley Bank will be paid prior to our Preferred Stockholders. Furthermore, our Series C Preferred Stockholders will be paid prior to our other holders of Preferred Stock. For details, see *Description of Capital Stock – Preferred Stock – Liquidation.*

The Company's Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;
- any action asserting a breach of fiduciary duty;
- any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provision of our amended and restated certification of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find our exclusive forum provision in our amended and restated certification of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

There is no current market for our capital stock, so you may not be able to sell your shares. Additionally, our capital stock, including our Common Stock, is subject to transfer restrictions. There is no formal marketplace for the resale of the company's capital stock, including our Common Stock, and the company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the company may never undergo a liquidity event such as a sale of the company or an IPO. If such a liquidity event does not occur, investors could be left holding their shares until the company runs out of capital and liquidates.

Additionally, our capital stock, including our Common Stock, is subject to transfer restrictions under our Bylaws, which requires holders to obtain the company's consent prior to selling, transferring or otherwise disposing or encumbering their shares. Our Bylaws also grant the company the right of first refusal in the event a stockholder seeks to transfer its shares.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of October 31, 2024 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)(3)	
Common Stock	Vipin Jain	3,975,000 shares of Common Stock	• 1,719,309 shares available under Stock Options (4) • 2,049,543 Proxy shares (9) • 93,904 shares of Series C Preferred Stock • 93,904 shares of Preferred Stock available under warrants (8)	57.14	%
Common Stock	Venkateswaran Ayalur	4,025,000 shares of Common Stock	• 1,669,309 shares available under Stock Options (4) • 108,568 shares of Series C Preferred Stock • 108,568 shares of Series C Preferred Stock available under warrants (8)	42.65	%
Common Stock	Directors and Officers as a group	8,000,000 shares of Common Stock	• 3,388,618 shares available under Stock Options (4) • 7,662,408 shares of Series C Preferred Stock • 2,167,842 shares of Preferred Stock available under warrants (8) • 2,049,543 Proxy shares (9)	92.36	%
Preferred Stock (7)	Vipin Jain	93,904 shares of Series C Preferred Stock	• 93,904 shares of Series C Preferred Stock available under warrants (8)	1.01	%
Preferred Stock (7)	Venkateswaran Ayalur	108,568 shares of Series C Preferred Stock	• 108,568 shares of Series C Preferred Stock available under warrants (8)	1.17	%
Preferred Stock (7)	BGV III, L.P. (5) 1600 El Camino Real Suite 280, Menlo Park, CA 94025	6,007,812 shares of Series C Preferred Stock	• 211,506 shares of Series A Preferred Stock available under warrant (8) • 508,854 shares of Series C Preferred Stock available under warrant (8)	35.11	%
Preferred Stock (7)	JGV1 LLC (6) 41 Olmsted Road Scarsdale, NY 10583	1,452,124 shares of Series C Preferred Stock	• 57,684 shares of Series A Preferred Stock available under warrant (8) • 1,187,326 shares of Series C Preferred Stock available under warrant (8)	13.70	%
Preferred Stock (7)	Directors and Officers as a group	7,662,408 shares of Series C Preferred Stock	• 2,167,842 shares of Preferred Stock available under warrants (8)	47.7	%

(1) Unless otherwise indicated, the address for each beneficial owner is c/o 6d bytes Inc., 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085.
(2) Based on 11,974,575 shares of Common Stock and 18,442,432 shares of voting Preferred Stock (which does not include the 4,584,327 shares of non-voting Series B Preferred Stock) outstanding.
(3) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.
(4) Stock Options issued under the company's Amended 2015 Equity Incentive Plan. For details, see plan description below. Does not include unvested stock options. For details regarding the stock options granted during 2024, see note 1 to the table in "Compensation of Directors and Executive Officers."
(5) BGV III, L.P. is owned and controlled by Eric Benhamou who serves on the Company's board of directors.
(6) JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company's board of directors.
(7) Though all shares of Preferred Stock vote on an as-converted to Common Stock basis, only shares of Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock and Series C Preferred Stock are currently entitled to vote. The warrants to purchase additional shares of Preferred Stock refer to the specific class available upon exercise per footnote 8 below.
(8) Warrants give the holder the right to purchase 211,506 shares of Series A Preferred Stock. The warrants do not entail voting or other stockholder rights. The warrant to purchase the Series A Preferred Stock has an exercise price of $0.36 per share, subject to adjustment, and expires December 23, 2029. Warrants to purchase Series C Preferred Stock has an exercise price of $0.01.
(9) Mr. Jain has been granted voting authority by proxy to vote 2,049,543 shares of Common Stock sold by the company in two offerings made in reliance on Regulation Crowdfunding in 2021.

2015 Equity Incentive Plan

The company has an Amended 2015 Equity Incentive Plan (the "Plan") under which employees, directors and consultants may receive awards of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards at the discretion of the company's board of directors. The exercise price of any stock option or stock appreciation right will be 100% of the fair market value of the Common Stock on the date of grant, and will expire no more than ten years after the date of grant. Incentive stock options granted to persons holding 10% or more of the total combined voting power of all classes of the company's stock will have a strike price 110% of the fair market value of the Common Stock on the date of grant and expire five years after the date of grant.

RECENT OFFERINGS OF SECURITIES

The following are the exempt offerings conducted by the Company within the past three years:

- Between July 1, 2023 through the date of this report, in reliance on Section 4(a)(2) of the Securities Act of 1933, the Company has been accruing part of its rent with its landlord which will convert into shares of Common Stock. On May 31, 2025, the Company will have accrued rent in the amount of $157,670. The conversion will generate an issuance of 106,975 shares based on a conversion price of $1.4739.

- On December 31, 2024, the Company sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the "Warrants") exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred stock in reliance on Rule 506(b) of Regulation D. The proceeds of the offering were used for general operating expenses including R&D, sales, marketing and customer support.

- On July 23, 2024, the Company entered into 8% Convertible Notes with third parties for a total of $715,000 of principal (the "July 2024 Notes"), the notes converted into Series 1 Preferred Stock on December 31, 2024. The sale of the notes and subsequent conversion were in reliance on Section 4(a)(2) and Section 3(a)(9) of the Securities Act of 1933, as amended, respectively. The proceeds of the offering were used for general operating expenses including R&D, sales, marketing and customer support.

- Between May 1, 2023, through May 18, 2023, the company engaged in an exempt offering of its Series C Preferred Stock in reliance on Rule 506(c) of Regulation D. The company sold 2,312,027 shares of Series C Preferred Stock, including warrants to purchase 2,312,027 shares of Series C Preferred Stock, for gross proceeds of $3,407,697. The proceeds of the offering were used for general operating expenses including R&D, sales, marketing and customer support.

- On May 18, 2023, the company and certain of its holders of Preferred Stock engaged in an exchange of 3,299,071 shares of Series A Preferred Stock, 1,922,602 shares of Series A-1 Preferred Stock, 2,118,747 shares of Series Seed 1 Preferred Stock, and 1,365,381 shares of Series Seed 2 Preferred Stock for Series C Preferred Stock on a one-for-one basis in reliance on Section 3(a)(9) and Section 4(a)(2) of the Securities Act of 1933, as amended.

- On May 18, 2023, the Company converted promissory notes payable owed to two executive officers and directors for Series C Preferred Stock in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, in the amount of 202,472 shares of Series C Preferred Stock for consideration of $85,567 in principal, $35,509 in interest plus deferred compensation in the amount of $177,349. These executive officers and directors also received 202,472 warrants to purchase Series C Preferred Stock.

- Beginning January 18, 2023, through April 20, 2023, the company was engaged in an offering of its Series B Preferred Stock in reliance on Regulation Crowdfunding under the Securities Act of 1933, as amended ("Regulation CF") in which it sold 256,756 shares for approximately $533,260 in gross proceeds. The proceeds from this offering were used to support commercialization of the first product.

- Between June 29, 2022, and October 14, 2022, the company sold 1,956,342 shares of Series B Preferred Stock for gross proceeds of $3,698,716 in reliance on Regulation A of the Securities Act of 1933, as amended ("Regulation A"). The proceeds were used to support commercialization of the company's first product.

- Between September 29, 2021, through November 19, 2021, the company sold 1,254,861 shares of Common Stock for gross proceeds of approximately $1,985,055 in reliance on Regulation CF. The proceeds were used to support commercialization of the first product.

DESCRIPTION OF CAPITAL STOCK

General

On December 30, 2024, the Company amended and restated its certificate of incorporation ("A&R COI"). The total number of shares authorized of the Company, including 125,000,000 shares of Common Stock par value $0.0001 per share and 65,000,000 shares of Preferred Stock par value $0.0001 per share, of which 39,000,000 have been designated Series 1 Preferred Stock. For information regarding the terms of the Company's sale of the Series 1 Preferred Stock and Series 1 Warrants, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Subsequent Events."* The following description summarizes important terms of the Company's Preferred Stock and our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the A&R COI and the Bylaws, as amended, copies of which have been filed as exhibits to this report. For a complete description of the Company's Common Stock and Preferred Stock, including Series 1 Preferred Stock, you should refer to the A&R COI, the Bylaws (as amended), the Subscription Agreements and related proxies, the Amended and Restated Voting Agreement and the Amended and Restated Investor Rights Agreement, each filed as an exhibit to this report, and applicable provisions of the Delaware General Corporation Law ("DGCL").

The rights and preferences of each class of the Company's capital stock are described below.

Common Stock

Voting Rights and Proxy

The voting, dividend and liquidation rights of the holders of our Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock described below.

Except as described immediately below, holders of our Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our A&R COI does not provide for cumulative voting, and does not entitle holders of our Common Stock to vote on any amendment to the A&R COI relating to the terms of one or more outstanding Series of Preferred Stock unless otherwise required by law. In addition to any vote of the holders of one or more series of Preferred Stock that may be required, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote.

Holders of 2,049,543 shares of the Company's Common Stock who acquired their shares through the Company's previous Regulation Crowdfunding offerings have granted an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Series of Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Before holders of our Common Stock can receive a dividend, we must first obtain the consent of the holders of our Series 1 Preferred Stock, and the holders of the Series 1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends (defined below) then accrued on such share of Preferred Stock and not previously paid, (ii) in the case of a dividend on Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series 1 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (defined below), in each case calculated on the record date for determination of holders entitled to receive such dividend; *provided* that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series 1 Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to holders of Preferred Stock; however if the amount that the holders of a Series of Preferred Stock would receive based on the pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an "as converted to Common Stock" basis is greater than the then applicable liquidation preference available to a Series of Preferred Stock, the holders of each such Series of Preferred Stock and Common Stock will receive that amount. See below, "Preferred Stock – Right to Receive Liquidation Distributions."

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Redemption

The Common Stock is not redeemable at the option of the holder.

Preferred Stock

Dividends

The Company's A&R COI provides that all holders of the Company's Series 1 Preferred Stock are entitled to dividends at the rate of 8% per annum of the applicable Original Issue Price (which is $0.1744 for the Series 1 Preferred Stock) on each outstanding share of Series 1 Preferred Stock, which shall accrue on such shares of Series 1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (the "Accruing Dividends"). The Accruing Dividend shall accrue whether or not declared and shall be cumulative and shall only be payable if declared by the Board. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the A&R

COI) the holders of the Series 1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid, (ii) in the case of a dividend on Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series 1 Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price, in each case calculated on the record date for determination of holders entitled to receive such dividend; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series 1 Preferred Stock shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend.

Voting

As long as at the Series 1 Preferred Stock outstanding constitute at least 5% of the outstanding capital stock of the Company, holders of the Series 1 Preferred Stock are entitled to elect two directors (each a "Series 1 Director") to the Company's board of directors voting exclusively and as a separate class on an as-converted basis.

The holders of the Company's Common Stock are entitled to elect two directors (each a "Common Director") to the Company's board of directors voting exclusively and as a separate class.

The remaining director(s) will be elected by holders of Common Stock and Preferred Stock voting together as a single class.

Protective Provisions

As long as the holders of the Series 1 Preferred Stock hold at least 5% of the outstanding capital stock of the Company (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Company must obtain the approval or consent of a majority of the holders of our Preferred Stock before it can take certain actions:

- liquidate, dissolve or wind-up the business and affairs of the Company;
- amend, alter or repeal any provision of A&R COI or Bylaws in a manner that adversely affects the powers, preferences or rights of any series of Preferred Stock;
- create (by reclassification or otherwise), or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having rights, preferences or privileges senior to or on parity with the Preferred Stock with respect the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, unless in each case the original issue price of such new class or series of capital stock is greater than the Original Issue Price of the Series 1 Preferred Stock;
- increase the authorized number of shares of Common Stock or Preferred Stock;
- purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;
- create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;
- increase or decrease the authorized number of directors constituting the Board of Directors;

- amend or waive any of the above provisions.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series 1 Preferred Stock then outstanding shall be entitled to be paid, on a *pari passu* basis, out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series 1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of any other class or series of capital stock of the Company by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price multiplied by 1.5, plus any unpaid Accruing Dividends thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Series 1 Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series 1 Preferred Stock the full amount to which they shall be entitled under, the holders of shares of Series 1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Voting Preferred, including the holders of a majority of the outstanding shares of Series 1 Preferred Stock, elect otherwise by written notice sent to the Company at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (l) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

 (b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment in full of all preferred liquidation amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Conversion

Holders of the Preferred Stock may convert their shares to Common Stock at the option of the holder and without payment of additional consideration. Conversion shall be into shares of Common Stock as determined by dividing the Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially be the Original Issue Price. Holders of Series 1 Preferred Stock are entitled to weighted average anti-dilution protections. Certain issuances are not taken into consideration when adjusting the applicable conversion price for the other classes of Voting

Preferred Stock, including (i) certain shares of Series 1 Preferred Stock and the shares issuable upon the exercise of the Series C Warrants as well as (ii) Common Stock, options or convertible securities:

- issued as a dividend or distribution on Preferred Stock;
- issued by reason of a dividend, stock split, split-up or certain other distribution on shares of Common Stock;
- issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including at least one Series 1 Director (described below);
- issued upon the exercise of options or shares of Common Stock actually issued upon the conversion or exchange of convertible securities, pursuant to the applicable terms of the prior security;
- issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, including at least one Series 1 Director;
- issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, including at least one Series 1 Director;
- issued as acquisition consideration pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board, including at least one Series 1 Director; and
- Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board, including at least one Series 1 Director.

Redemption

The Preferred Stock is not redeemable except as set forth in Section 2.3.2 of our A&R COI regarding redemption upon a Deemed Liquidation Event (defined above in "Liquidation") and the failure of the Company to effect a dissolution within a certain period time and sending the requisite notice.

Other Provisions of Note in Our Amended and Restated Certificate of Incorporation

Forum Selection

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction.

Provisions of Note in Our Amended Bylaws

Right of First Refusal

Section 46 of our Bylaws grants the Company the right of first refusal if any stockholder of any class of securities seeks to transfer its capital stock unless the proposed transaction relates to estate planning or a bona fide pledge or mortgage of shares with a commercial lending institution.

Restrictions on Transfer

Section 36 of our Bylaws requires holders to obtain the Company's consent prior to selling, transferring or otherwise disposing or encumbering their shares.

Provisions of Note in the Company's Amended and Restated Voting Agreement

The Company, the holders of Series 1 Preferred Stock, Key Holders and certain other investors in the Company's stock are parties to the Amended and Restated Voting Agreement

In addition to the voting rights as described above in connection with the Company's A&R COI, the Amended and Restated Voting Agreement contains the following provisions:

Directors

Under the Amended and Restated Voting Agreement, various parties are entitled to designate directors, those designations are as follows:

- Series 1 Director: BGV, so long as BGV and its affiliates continue to own beneficially an aggregate of at least 5% of the outstanding capital stock of the Company (including shares of Preferred Stock calculated on an as converted to Common Stock basis), subject to adjustments for recapitalization events.

- Series 1 Director: JGV1 LLC, so long as JGV1 LLC and its affiliates continue to own beneficially an aggregate of at least 5% of the outstanding capital stock of the Company (including shares of Preferred Stock calculated on an as converted to Common Stock basis), subject to adjustments for recapitalization events.

- Common Director: one person designated from time to time by the holders of a majority of the then outstanding shares of Common Stock held by Key Holders who are then providing services to the Company as officers, employees or consultants

- Common Director: CEO

The remaining director will need to be acceptable to each of the Series 1 Directors and the Common Directors.

Increase Authorized Common Stock

Key Holders and Preferred Stockholders agree to vote, or cause to be voted, all of their shares to increase the number of authorized shares of Common Stock to ensure there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

Drag-along Rights

In the event the holders of a majority of the outstanding shares of Voting Preferred Stock, including a majority of the Preferred Stock (the "Selling Investors"), and the majority of the outstanding shares of Common Stock held by the Key Holders (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Electing Holders") approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

- To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;
- If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;
- To refrain from exercising any dissenters' rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.
- In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.
- In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rata portion of such Stockholders' reasonable fees and expenses in connection with

the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

- A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company's outstanding voting power is acquired or a transaction that qualifies as a "Deemed Liquidation Event" (defined above in "Preferred Stock – Right to Receive Liquidation Distributions").

Voting Proxy to the Company's CEO

Under the Amended and Restated Voting Agreement, stockholders who are party to that agreement grant a proxy to the Company's CEO (and certain others in the event of a sale of the Company) giving each the ability to vote the stockholder's shares on matters, including but not limited to votes to elect directors as provided in the agreement, increase authorized shares of Common Stock such that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time, and votes regarding the sale of the Company, but only if the stockholder (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Agreement.

Consent to Amend Voting Agreement and Composition of Board of Directors

Only the holders of the Series 1 Preferred Stock can amend the Voting Agreement with respect to provisions governing their ability to elect the Series 1 Directors. Similarly, only Key Holders of the Company's Common Stock, as defined above, can amend the provisions regarding their ability to elect the Common Directors.

Forum Selection Provision

Parties to the Amended and Restated Voting Agreement, agree to submit to the jurisdiction of the state courts of the State of California and to the federal courts located in the Northern District of California for the purpose bringing any suit, action or other proceeding arising out of or based on this Agreement, and agree not to proceed in any other jurisdiction. They also agree to waive any claim that they are not subject personally to the jurisdiction of the courts identified above.

Waiver of Jury Trial

The Amended and Restated Voting Agreement includes a provision under which parties to this Agreement waive their right to a jury trial.

Amended and Restated Investor Rights Agreement

The Company and the holders of the Voting Preferred Stock are subject to our Amended and Restated Investor Rights Agreement ("Investor Rights Agreement"). Under the terms of this agreement:

Information and Observer Rights

Holders, either individually or with their affiliates, that hold at least 5% of the outstanding capital stock of the Company, with shares of Preferred Stock calculated on an as converted to Common Stock basis ("Major Investors"), will receive the following information from the Company under this agreement:

- Financial statements, including balance sheet, income statement, a statement of stockholders' equity and cash flow statement within 120 days of the Company's fiscal year end;
- Unaudited statements of income and cash flows for the first three fiscal quarter of each fiscal year, delivered within 45 days after the end of each quarter;
- If requested, a statement showing sufficient information regarding the Company's outstanding securities to allow the Voting Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters. This request is limited to once per each such quarter;
- At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company;

- This right to information terminates 60 days prior to the Company filing a registration statement with the SEC;
- Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company's affairs with its officers with the exception of trade secrets or other confidential information;
- A representative of BGV III L.P. or its affiliates shall be invited to attend all meetings of the board of directors in a nonvoting observer capacity, including receiving copies of all notices, minutes, consents and other materials provide to the directors. Such representative is required to hold in confidence and trust and to act in a fiduciary manner with respect to such information. Company is entitled to withhold information subject to attorney-client privilege, confidentiality, conflict of interest or disclosure of trade secrets.

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Voting Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

These requirements have been discussed above in "Preferred Stock – Protective Provisions."

Forum Selection and Jury Waiver Provisions

The Amended and Restated Investor Rights Agreement contains provisions that are co-extensive with those included in our Amended and Restated Voting Agreement and described above

Convertible Securities

Warrants

Series 1 Warrants

Each Series 1 Warrant is exercisable for one share of Series 1 Preferred Stock at an exercise price of $0.01 per share with an expiration date of December 31, 2031. As of the date of this report there are outstanding warrants to purchase 14,663,609 shares of Series 1 Preferred Stock.

Common Stock

The Company has issued warrants that are convertible into Common Stock at the following exercise prices and expiration dates, as of the date of this report:

Number of Shares of Common Stock	Expiration Date	Exercise Price:
32,174	6/29/28	$0.21
38,456	12/23/29	$0.36
414,201	6/7/26	$1.69
26,293	9/15/26	$0.01
8,075	12/15/27	$0.01
77,504	6/20/33	$0.76
3,361,413	10/30/25	$0.01
45,045	12/31/27	$2.22

Warrants issued to Silicon Valley Bank

In connection with the Company's loan from Silicon Valley Bank, the Company issued two warrants to Silicon Valley Bank. Although the loan has been paid in full, the warrants remain outstanding. In June 2018, the Company issued a warrant to purchase 32,174 shares of Common Stock at an exercise price of $0.21 per share, which expires June 2028. On December 23, 2019, the Company issued a warrant to purchase 38,456 shares of Common Stock at an exercise price of $0.36 per share, which expires December 23, 2029.

Focus Brands Warrant

In connection with our sale of Series B SAFE Notes, Focus Brands also received a warrant to purchase 414,201 shares of the Company's Common Stock at an exercise price of $1.69 per share. The warrant becomes exercisable in three tranches based on the Company's achievement of Phase 2, Phase 3 and Phase 4 under the terms of the Company's Jamba Agreement, and expires June 7, 2026.

Promissory Notes

The Company has issued convertible promissory notes to a real property lessor with an aggregate principal of $157,670.00 which by their terms convert to Common Stock of the Company on May 31, 2025.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Blendid or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation, we also looked at our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. The interim financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The following discussion relates to Blendid's financial condition and results of operations and includes audited financial statements through October 31, 2024, and should be read in conjunction with our financial statements and the related notes included in this annual report. The discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

6d bytes inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The Company's first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in multiple venue types including corporate, college, shopping mall, supermarket, and health club. Our current revenue is primarily derived from the deployment of Blendid Kiosks using our RAAS model. A secondary source of revenue is from the sale of blended drinks sold through the kiosk operated by us.

Our financial statements were prepared on a going concern basis. Since inception the Company has incurred losses and has relied on securing loans and funding from investors. Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process to raise equity and debt financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

Recognition of Revenue

Historically, our primary source of revenue has been the sale of our robotic kiosks and receiving service fees. We also receive revenue from the sale of blended drinks in a location operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. When a kiosk is purchased by a customer, the Company recognizes revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company's Financial Statements.

In contrast, our revenue using the RAAS model is recognized as it is earned over the rental period. Management anticipates that this line of business will boost our revenue stream and gross margins in the long run because of its results during the months since its launch and its recurring nature.

Results of Operations for Fiscal Years Ending October 31, 2024 and 2023

Revenues

The Company saw an increase in net revenues to $528,420 for the fiscal year ended October 31, 2024 from $435,432 for the fiscal year ended October 31, 2023. We attribute this approximately 21% increase due to focusing resources on the RAAS model, which as discussed above, involves renting our kiosks, including both hardware and software, instead of selling the kiosks. We introduced RAAS in February 2023, and we believe that it has been received well by customers. For the fiscal year ending October 31, 2024 and October 31, 2023, a majority of the Company's revenue was generated from RAAS.

Cost of Revenues

Our cost of goods sold increased approximately 20% to $193,859 for the fiscal year ended October 31, 2024 compared to $160,892 for the same period in 2023 as a result of a similar increase in revenue.

For kiosks that are leased under our RAAS arrangement, our cost of goods include the cost of maintenance and servicing the kiosks. With respect to our Blendid operated location, our cost of goods includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and facility rental costs.

Operating Expenses

Our total operating expense decreased to $2,395,890 for the fiscal year ended October 31, 2024 from $3,379,995 for the same period in 2023. The decrease was due to a decrease of $250,866 in sales and marketing expenses, $291,914 in general and administrative expenses and $441,325 in research and development expenses primarily due to a decrease in overall payroll expenses due to an increase in work efficiencies and internal streamlining which has allowed for less full-time employees. Employee related expenses are allocated between general and administrative, sales and marketing and research and development based on their title, job description and nature of work performed for the Company. Research and development expenses remain the largest operating expense with the Company focused on continued product development.

Other Income (Expenses)

Our interest expense of $45,486 for the fiscal year ending October 31, 2024 was similar to the interest expense of $49,388 for the same period in 2023.

Other income (expense) increased by $166,254 to income of $25,913 for the fiscal year ending October 31, 2024, compared to an expense of $140,341 for the same period in 2023. This increase is primarily due to debt amortization expense in 2023 of $125,441.

Our depreciation expense decreased by approximately 45% to $15,859 for the fiscal year ending October 31, 2024, compared to $28,594 for the same period in 2023.

Net Operating Income (Loss)

The Company's net operating loss for the fiscal year ending October 31, 2024, was $2,096,761 compared to $3,323,778 for the same period in 2023. While the Company is focusing on streamlining and reducing its operating costs in the next twelve to twenty-four months, the Company is expected to continue to have operating losses as it continues to grow revenue and acquire new customers.

Liquidity and Capital Resources

As of October 31, 2024, the Company's cash on hand was $228,188 as compared to $2,000,692 as of October 31, 2023. The Company's accounts receivable balance was $33,170 as of October 31, 2024, as compared to $52,475 as of October 31, 2023. This decrease is reflective of the new payment terms from revenue generated from RAAS sales where customers pay upfront or month to month versus the previous year's hardware sales where customers have net terms to make payments.

The Company's inventory balance was $860,859 as of October 31, 2024, as compared to $603,354 as of October 31, 2023, reflecting a build up of inventory due to anticipated demand from new potential customers for the Company's products.

The Company did not close an equity round in 2024. We may seek to raise any necessary additional funds through equity or debt financings, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company's operations have been funded through a combination of debt and offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs.

Fundraising

During the fiscal year ending October 31, 2023, the Company raised net proceeds of $517,728 for 249,760 Series B Preferred shares under Regulation CF through StartEngine.

On May 18, 2023, the Company closed a Series C financing from accredited investors. The total proceeds from this raise were $3,407,697 in exchange for 2,312,027 Series C Preferred Stock and warrants to purchase 2,312,027 shares of Series C Preferred Stock. As part of this closing, the notes payable with three key employees for a total of $105,567 and interest of $43,811, as well as deferred compensation to the same key employees of $241,043 was converted into Series C stock.

Please see Subsequent Events below for more details.

Indebtedness

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid Kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The initial tranche of financing was completed in connection with our Series C Preferred Stock offering, which made a $600,000 loan (a "Hardware Advance") available to us. The Company did not meet the performance obligations for the second and third tranche. The Company shall repay the principal of each Hardware Advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the Prime Rate as published in the Wall Street Journal plus the applicable Prime Rate Margin (0.75%) payable monthly on (x) the first calendar day of each month (the "Payment Date"), (y) on the date of any prepayment, and (z) on the 24th Payment Date. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a warrant to purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035. As of October 31, 2024, the Company has received advances of $500,000. As of October 31, 2024, the Company owes a principal amount of $212,500 on these advances.

On July 23, 2024, the Company entered into Convertible Notes with third parties for a total of $715,000 of principal. Interest will accrue on the notes at a rate of 8%. As of October 31, 2024, the amount of principal and interest accrued on the notes is $715,000 and $15,671, respectively.

Material Commitments and Obligations

The Company's current liabilities as of October 31, 2024 were $669,251 compared to $537,550 as of October 31, 2023. The increase in current liabilities is primarily due to an increase in current notes payable due of 62,500, as well as an increase in accrued rent of $87,000. As of May 1, 2024, the Company negotiated to decrease the monthly base rent. The Company would pay 50% in cash ($6,500) and 50% would accrue as a potential equity conversion.

Subsequent Events

Conversion of Preferred Stock into Common Stock

On December 30, 2024, majority shareholders of Voting Preferred Stock voted to convert all shares of Preferred Stock including Series Seed 1, Series Seed 2, Series A, Series A-1, Series B, Series B-1, Series B-2 and Series C into shares of Common Stock. After the conversion, the Company had 30,417,007 shares of voting Common Stock. In this process, Warrants for 3,406,458 shares of Preferred Stock became Warrants for shares of Common Stock.

Equity Financing

On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the "Warrants") exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which is owned and controlled by Eric Benhamou who serves on the Company's board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company's board of directors.

As of December 31, 2024, there were warrants to purchase 4,003,161 shares of Common Stock as well as warrants to purchase 14,663,609 shares of Series 1 Preferred Stock outstanding.

Conversion of Rent

On December 30, 2024, the Company and its landlord executed an amended to the lease agreement agreeing to convert all accrued rent as of the maturity date of May 31, 2025 into common shares. On May 31, 2025, the Company will have accrued rent in the amount of $157,670. The conversion will generate an issuance of 106,975 shares based on a conversion price of $1.4739.

Trend Information

The Company's primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service and grow business with existing customers in its target markets.

Higher interest rates have impacted the Company's borrowing costs as we use capital financing from banks and leasing companies with our RAAS model. See – *Indebtedness* (above). We expect our margins to improve over time provided interest rates stabilize.

The Company continues to make product enhancements and improvements to further reduce the cost of manufacturing, deployment, and servicing of its Blendid Kiosks. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability. However, there are significant headwinds given the macro-economic uncertainty which could make potential customers hold back their expansion and investors to support early-stage investment such as ours.

REGULATORY INFORMATION

Ongoing Reporting

The company is currently compliant in filing its annual reports; however, the company was late filing its annual reports on Form C-AR for the fiscal years 2020 and 2021 under Regulation Crowdfunding. The company's annual reports are available at www.blendid.com/annualreports

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A Filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

6D BYTES INC.

d/b/a BLENDID

(a Delaware corporation)

Independent Auditor's Report and
Financial Statements for the fiscal years ended October 31, 2024 and 2023



INDEPENDENT AUDITOR'S REPORT

February 24, 2025

To: Board of Directors, 6D BYTES INC.
                    Attn: Vipin Jain
Re: Fiscal year ended 2024 and 2023 Financial Statement Audit

We have audited the accompanying financial statements of 6D BYTES INC. doing business as BLENDID (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2024 and 2023, and the related statements of income, shareholders' equity/deficit, and cash flows for the fiscal year period thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations, shareholders' equity/deficit and cash flows for the fiscal year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpireCPA, PC
San José, CA

6D BYTES INC.
BALANCE SHEET
As of October 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		FYE2024		FYE2023
Current Assets				
Cash and cash equivalents	$	228,188	$	2,000,692
Accounts receivable		33,170		52,475
Inventory		860,859		603,354
Other current assets		35,802		20,605
Total current assets		1,158,019		2,677,126
Fixed assets, net of accumulated depreciation		527,582		591,364
Total Assets	$	1,685,601	$	3,268,490
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	55,943	$	125,503
Accrued expenses		165,371		60,765
Deferred revenue		235,437		237,282
Notes payable – current portion		212,500		150,000
Total Current Liabilities		669,251		537,550
Notes payable – long-term portion		930,671		512,500
Total Liabilities		1,599,922		1,086,050
SHAREHOLDERS' EQUITY				
Common Stock (98,459,094 shares of $0.0001 authorized, 11,974,575 and 11,939,575 shares issued and outstanding as of October 31, 2023 and 2022)		1,197		1,197
Preferred Stock (51,588,555 shares of $0.0001 par value,				
23,026,759 and 19,981,225 shares issued and outstanding as ofOctober 31, 2023 and 2022)		27,740,998		27,740,998
Additional paid-in capital		3,502,569		3,502,569
Syndication and offering costs		(3,294,458)		(3,294,458)
Retained earnings		(27,864,627)		(25,767,866)
Total Shareholders' Equity		85,679		2,182,440
Total Liabilities and Shareholder's Equity	$	1,685,601	$	3,268,490

6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2024	FYE 2023
Revenues, net	$ 528,420	$ 435,432
Less: Cost of goods sold	193,859	160,892
Gross profit	334,561	274,540
Operating expenses		
General and administrative	596,652	888,566
Research and development	1,448,309	1,889,634
Sales and marketing	350,929	601,795
Total operating expenses	2,395,890	3,379,995
Net Operating Income (Loss)	(2,061,329)	(3,105,455)
Interest income (expense), net	(45,486)	(49,388)
Other income (expense)	25,913	(140,341)
Depreciation (expense)	(15,859)	(28,594)
Tax (provision) benefit	0	0
Net Income (Loss)	$ (2,096,761)	$ (3,323,778)
Basic earnings per share	(0.18)	(0.28)
Diluted earnings per share	(0.09)	(0.14)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In	Syndication	Retained	Total Shareholders'
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of November 1, 2022	11,939,575	$ 1,194	19,981,225	$ 22,860,842	$ 3,480,486	$ (2,392,209)	$ (22,444,088)	$ 1,506,225
Exercise of common options and warrants into common stock	35,000	3			22,082			22,085
Issuance of preferred stock			3,045,534	4,880,156		(902,248)		3,977,908
Net income (loss)							(3,323,778)	(3,323,778)
Balance as of October 31, 2023	11,974,575	$ 1,197	23,026,759	$ 27,740,998	$ 3,502,568	$ (3,294,457)	$ (25,767,866)	$ 2,182,440
Net income (loss)							(2,096,761)	(2,096,761)
Balance as of October 31, 2024	11,974,575	$ 1,197	23,026,759	$ 27,740,998	$ 3,502,568	$ (3,294,457)	$ (27,864,627)	$ 85,679

6D BYTES INC.
STATEMENT OF CASH FLOWS
For Years Ended October 31, 2024 and 2023
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2024	FYE 2023
Operating Activities		
Net Income (Loss)	$ (2,096,761)	$ (3,323,778)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add: depreciation	65,859	43,594
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	18,637	235,049
(Increase) Decrease in inventory	(257,506)	(161,591)
(Increase) Decrease in other current assets	(14,529)	(2,574)
Increase (Decrease) in accounts payable	(69,560)	(336,839)
Increase (Decrease) in deferred revenue	(1,846)	(162,718)
Increase (Decrease) in accrued expenses	104,606	(184,092)
Net cash used in operating activities	(2,251,098)	(3,892,949)
Investing Activities		
Purchase of fixed assets	(2,077)	(500,000)
Net cash used in investing activities	(2,077)	(500,000)
Financing Activities		
Proceed (repayments) of notes	480,671	(688,074)
Proceeds from issuance of stock and warrants	-	4,902,241
Payments of issuance costs associated with offering	-	(902,248)
Proceeds from financing activities	480,671	3,311,919
Net change in cash and cash equivalents	(1,772,504)	(1,081,030)
Cash and cash equivalents at beginning of period	2,000,692	3,081,722
Cash and cash equivalents at end of period	$ 228,188	$ 2,000,692

6D BYTES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending October 31, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California, Pennsylvania, Wisconsin and Kentucky.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company is in the process to raise equity and debt financing to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve the revenue anticipated in its current operating plan, management will have to reduce operating expenses significantly. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2024 and 2023, the Company had $228,188 and $2,000,692 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to the cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years
Kiosks	10 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Costs.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2023	Additions	Disposals	Depreciation	Balance at October 31, 2024
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,968				79,968
Kiosk Assets	497,805			(62,805)	435,000
Computers & Equipment	3,591	2,077		(3,054)	2,614
Total	591,364	2,077		(65,859)	527,582

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon

examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer

- Identify the performance obligations within the contract

- Determine the transaction price

- Allocate the transaction price to the performance obligations

- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sale of its robotic kiosks and receiving service fees. A secondary source of revenue is sale of blended drinks in locations operated by the company. A new source of revenue introduced in 2023, is Robot-as-a-Service (RAAS) where the customer rents the robotic kiosk under a multi-year contract, paid on an Annual or Monthly basis.

For the sale of its robotic kiosks, each product sold to a customer typically represents a distinct performance obligation. The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2024 and 2023, the Company had $860,859 and $603,354 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2024 and 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

On May 18, 2023, the Company closed a Series C financing from accredited investors. As part of this closing, the notes payable, accrued interest and deferred compensation to key employees of $241,043 was converted into Series C stock. As of October 31, 2024 and 2023, the Company had no related party balances outstanding. Please see Note 9 - Subsequent Events for further related party transactions.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018, for notes and accrued interest totaling $1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments were deferred until April 1, 2021, and the loan was due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank ("WA Loan") to repay the loan to Silicon Valley Bank. The WA Loan required the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan was paid monthly by the tenth of each month. The loan had a maturity date of July 15, 2023. On June 14, 2023, the Company repaid the accumulated debt of $1,296,884 and $9,267 of accrued interest.

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal. The note will pay $5,000 of interest quarterly for 20 consecutive quarters. In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22. As of October 31, 2024, the Company is current on its quarterly interest payments and the principal is still outstanding.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid Kiosk deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid Kiosks along with meeting certain performance conditions. The initial tranche of financing was completed in connection with our Series C Preferred Stock offering, which made a $600,000 loan (a "Hardware Advance") available to us. The Company did not meet the performance obligations for the second and third tranche. The Company shall repay the principal of each Hardware Advance in 24 equal monthly installments of principal plus interest. The interest rate for the principal amount of the loan will accrue at a floating rate per annum equal to the greater of (a) 8.75% and (b) the Prime Rate as published in the Wall Street Journal plus the applicable Prime Rate Margin (0.75%) payable monthly on (x) the first calendar day of each month (the "Payment Date"), (y) on the date of any prepayment, and (z) on the 24th Payment Date. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a warrant to purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035. As of October 31, 2024, the Company has received advances of $500,000. As of October 31, 2024, the Company owes a principal amount of $212,500 on these advances.

On July 23, 2024, the Company entered into Convertible Notes with third parties for a total of $715,000 of principal (the "July 2024 Notes"). Interest will accrue on the notes at a rate of 8%. As of October 31, 2024, the amount of principal and interest accrued on the notes is $715,000 and $15,671 respectively. Please see Note 9 - Subsequent Events for more details.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. As of July 1, 2023, the Company negotiated to decrease the monthly base rent from $20,500 to $15,340 for July 2023 and $16,000 (15,750 rent and $250 of internet) thereafter. The Company would pay 50% in cash ($7,670 for July and $8,000 thereafter) and 50% would accrue as a potential equity conversion ($7,670 for July 2023 and $8,000 thereafter), up to a maximum equity accrual over time of $150,000. As of October 31, 2023, the Company has accrued $31,670 as an equity accrual for rent. As of May 1, 2024, the Company negotiated to decrease the monthly base rent from $15,340 to $13,000. The Company would pay 50% in cash ($6,500) and 50% would accrue as a potential equity conversion. As of October 31, 2024, the Company has accrued $118,670 as an equity accrual for rent. Please see Note 9 - Subsequent Events for more details.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly. Please see Note 5 - debt for more information.

NOTE 7 – EQUITY

As of October 31, 2024, the Company had five classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock, Series B Preferred stock and Series C Preferred stock. On May 12, 2023, the Company amended and restated its certificate of incorporation to designate 18,204,409 shares of preferred stock as a new class of Series C Preferred Stock.

As of October 31, 2024 and 2023, the Company had 98,459,094 and 11,974,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.0001 per share.

As of October 31, 2024 the Company had 51,588,555 and 23,026,759 authorized and issued shares of preferred stock. As of October 31, 2023 the Company had 33,384,146 and 19,981,225 authorized and issued shares of preferred stock.

As of October 31, 2024, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred. On June 13, 2017, the Company raised $2,177,000 in exchange for 3,928,535 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,560,000 in exchange for 2,028,781 shares of Series Seed 2 Preferred stock. On May 18, 2023, the company closed a Series C financing (see below) whereby 2,118,747 shares of Series Seed 1 and 1,365,381 shares of Series Seed 2 shares were converted into Series C shares. As of October 31, 2024, the Company had 1,809,788 and 663,400 Series Seed 1 and Series Seed 2 Preferred shares outstanding.

As of October 31, 2024, the Company had 9,840,988 authorized Series A Preferred Stock with a price per share of $1.30 and 2,540,369 authorized Series A-1 Preferred stock with a price per share of $0.9257. As of October 31, 2024, the Company had 4,068,760 and 617,767 Series A and Series A-1 Preferred shares outstanding.On May 18, 2023, the company closed a Series C financing (see below) whereby 1,922,602 shares of Series A1 shares and 3,299,071 shares of Series A shares were converted into Series C shares.

As of October 31, 2024, the Company had 12,387,387 authorized and 2,176,263 issued Series B Preferred Stock. The Company completed a raise of $4,691,000 through a campaign that closed on October 14, 2022, under Regulation A, through Dealmaker, in exchange for 2,176,263 Series B Preferred Stock.

As of October 31, 2024, the Company had 338,777 authorized and issued Series B-1 Preferred Stock and 2,069,309 authorized and issued Series B-2 Preferred Stock. In March 2021, the Company closed a crowd note for $480,695 for 338,755 Series B-1 Preferred Stock at a per share price of $1.41723. Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes. The Company recorded these SAFE notes as a long-term liability. These SAFE notes were converted into 2,069,309 Series B-2 Preferred Stock at a per share price of $1.47392.

As of October 31, 2024, the Company had 18,204,409 authorized and 11,282,717 issued Series C Preferred Stock. On May 18, 2023, the company closed a Series C financing from accredited investors. The total proceeds from this raise were $3,407,697 in exchange for 2,312,027 Series C Preferred Stock and warrants to purchase 2,312,027 shares of Series C Preferred Stock. As part of this closing, 1,922,602 shares of Series A1 shares, 3,299,071 shares of Series A shares, 2,118,747 shares of Series Seed 1 shares and 1,365,381 shares of Series Seed 2 shares were converted into Series C shares. In addition, the notes payable with three key employees for a total of $105,567 and interest of $43,811, as well as deferred compensation to the same key employees of $241,043 was converted into Series C stock. The three key employees also received 264,889 warrants to purchase Series C Preferred Stock.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Conversion of Preferred Stock into Common Stock
On December 30, 2024, majority shareholders of Voting Preferred Stock voted to convert all shares of Preferred Stock including Series Seed 1, Series Seed 2, Series A, Series A-1, Series B, Series B-1, Series B-2 and Series C into shares of Common Stock. After the conversion, the Company had 35,001,334 shares of Common Stock. In this process, Warrants for 3,406,458 shares of Preferred Stock became Warrants for shares of Common Stock.

Equity Financing
On December 31, 2024, the Company entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement"), pursuant to which it sold an aggregate of 8,600,916 shares of Series 1 Preferred and warrants (the "Warrants") exercisable for an aggregate of 8,600,916 shares of Series 1 Preferred at an exercise price of $0.01 per share, for an aggregate purchase price of $1,500,000, reflecting a combined purchase price of $0.1744 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. The Purchase Agreement contemplates the issuance of an additional 8,600,916 Series 1 Preferred to additional purchasers on or prior to December 31, 2025.

In addition, upon consummation of the sale of Series 1 Preferred and Warrants under the Purchase Agreement, the July 2024 Notes were automatically converted into an aggregate of 6,062,693 shares of Series 1 Preferred and Warrants exercisable for an aggregate of 6,062,693 shares of Series 1 Preferred, reflecting a combined conversion price of $0.1221 for one share of Series 1 Preferred and Warrant exercisable for one share of Series 1 Preferred. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to BGV III, LP, which is owned and controlled by Eric Benhamou who serves on the Company's board of directors. 2,119,824 Series 1 Preferred Shares and 2,119,824 Warrants exercisable for an aggregate of 4,239,648 shares of Series 1 Preferred were issued to JGV1, LLC is owned and controlled by Vik Mehta who serves on the Company's board of directors.

As of December 31, 2024, there were warrants to purchase 4,003,161 shares of Common Stock as well as warrants to purchase 14,663,609 shares of Series 1 Preferred Stock outstanding.

Conversion of Rent
On December 30, 2024, the Company and its landlord executed an amended to the lease agreement agreeing to convert all accrued rent as of the maturity date of May 31, 2025 into common shares. On May 31, 2025, the Company will have accrued rent in the amount of $157,670. The conversion will generate an issuance of 106,975 shares based on a conversion price of $1.4739.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

6D BYTES INC. DBA BLENDID

By: /s/ *Vipin Jain*

Name: Vipin Jain

Title: CEO

Date: February 27, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ *Vipin Jain*

Name: Vipin Jain

CEO, Principal Financial Officer, &

Title: Director

Date: February 27, 2025

By: /s/ *Venkateswaran Ayalur*

Name: Venkateswaran Ayalur

Title: CTO & Director

Date: February 27, 2025

By: /s/ *Eric Benhamou*

Name: Eric Benhamou

Title: Director

Date: February 27, 2025

By: /s/ *Vik Mehta*

Name: Vik Mehta

Title: Director

Date: February 27, 2025